Filed by Occidental Petroleum Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation
Commission File No.: 333-232001

THOMSON REUTERS

EDITED TRANSCRIPT

Q2 2019 Occidental Petroleum Corp Earnings Call

EVENT DATE/TIME: AUGUST 01, 2019 / 4:00PM GMT

CORPORATE PARTICIPANTS

Cedric W. Burgher Occidental Petroleum Corporation - Senior VP & CFO
Jeff Alvarez Occidental Petroleum Corporation - VP of IR
Kenneth Dillon Occidental Petroleum Corporation - SVP & President of International Oil and Gas Operations
Vicki A. Hollub Occidental Petroleum Corporation - President, CEO & Director

CONFERENCE CALL PARTICIPANTS

Brian Arthur Singer Goldman Sachs Group Inc., Research Division - MD & Senior Equity Research Analyst
Devin J. McDermott Morgan Stanley, Research Division - VP, Commodity Strategist for Power Markets, and Equity Analyst of Power and Utilities Research Team
Douglas George Blyth Leggate BofA Merrill Lynch, Research Division - MD and Head of US Oil and Gas Equity Research
Leo Paul Mariani KeyBanc Capital Markets Inc., Research Division - Analyst
Pavel S. Molchanov Raymond James & Associates, Inc., Research Division - Energy Analyst
Philip Mulkey Gresh JP Morgan Chase & Co, Research Division - Senior Equity Research Analyst
Roger David Read Wells Fargo Securities, LLC, Research Division - MD & Senior Equity Research Analyst
William James Atcheson UBS Investment Bank, Research Division - Director and Oil & Gas Exploration & Production Analyst

PRESENTATION

Operator

Good morning, and welcome to the Occidental’s Second Quarter 2019 Earnings Conference Call. (Operator Instructions) Please note, this event is being recorded.

I would now like to turn the conference over to Jeff Alvarez, Vice President of Investor Relations. Please go ahead.

Jeff Alvarez Occidental Petroleum Corporation - VP of IR

Thank you, Allison. Good morning, everyone, and thank you for participating in Occidental Petroleum’s Second Quarter 2019 Conference Call. On the call with us today are Vicki Hollub, President and Chief Executive Officer; Cedric Burgher, Senior Vice President and Chief Financial Officer; Ken Dillon, President, International Oil and Gas Operations; B.J. Hebert, President of OxyChem; and Oscar Brown, Senior Vice President, Strategy, Business Development and Integrated Supply. In just a moment, I will turn the call over to Vicki.

As a reminder, today’s conference call contains certain projections and other forward-looking statements within the meaning of the federal securities laws. These statements are subject to risks and uncertainties that may cause actual results to differ materially from those expressed or implied in these statements, are more fully described in our cautionary statement regarding forward-looking statements on Slide 2.

Our earnings press release, the Investor Relations supplemental schedules and our non-GAAP to GAAP reconciliations and the conference call presentation slides can be downloaded off our website at www.oxy.com.

I will now turn the call over to Vicki. Vicki, please go ahead.

Vicki A. Hollub Occidental Petroleum Corporation - President, CEO & Director

Thank you, Jeff, and good morning, everyone. Before covering our second quarter highlights, I would like to mention an organizational update and congratulate Robert Palmer. Robert was recently appointed to the position of President, Domestic Oil and Gas Operations, with operational responsibility for Oxy’s domestic onshore oil and gas assets. Robert was most recently Senior Vice President of Technical Support, he’s an engineer and has operating experience in the U.S., Peru, Oman and Russia. He’ll play a key role in integrating Anadarko’s domestic operations and ensuring that our combined assets deliver the highest returns for our shareholders.

As many of you know, we expect to close on our acquisition of Anadarko one week from today. The combination of our two companies will strengthen our long-term strategy and position us to drive profitable growth and return excess cash to our shareholders. We’re truly excited about the many benefits that the combination of Oxy and Anadarko will bring to our shareholders, and we’re encouraged by the feedback we’ve received from shareholders regarding the transaction and our discussions over the last few months.

We also look forward to providing quarterly updates on synergy capture, deleveraging and the integration process.

I’d like to start this morning with the excellent operational and financial results that our core businesses delivered in the second quarter of 2019, along with some other key accomplishments.

The strength of our integrated business model, confidence in our future performance and commitment to returning cash to our shareholders enabled us to increase our dividend for the 17th consecutive year, and we’re committed to continue to increase the dividend. We returned approximately $600 million to shareholders in the quarter, representing 33% of cash flow from operations before working capital. We remain focused, not only on returning capital to shareholders, but also on generating high returns on capital. Our ability to achieve best-in-class returns through investing in our high-quality assets continues to be evident as we generated the top tier annualized cash flow return on capital employed of 22%.

Our Permian resources business broke another Oxy record in the second quarter by bringing our company’s best Permian well ever online in the Greater Sand Dunes area. Across the Delaware Basin, we delivered 26 of the top 100 wells on a 6-month cumulative oil production basis, while drilling nearly 7% of the total wells. Our enhanced subsurface models enabled us to more precisely design the fracs in those top wells to use much less proppant than the other wells in the top 100.

Continually delivering the best wells enhances our position as a premier operator of shale in our industry. We’re applying a proven targeted scientific approach to each development unit to optimize productivity at the lowest capital intensity to maximize reserves and returns. We have implemented an oil hedging program for 2020 and have hedged 300,000 barrels per day, representing almost 40% of our combined company’s oil production. Cedric will cover the details in a few minutes.

And we’re pleased to welcome Robert Shearer to our Board. Bob joined our Board on July10, and brings valuable skills gained from more than three decades of investment experience and a track record of creating significant value for investors, with a focus on high-quality dividend growth stocks. His commitment to dividends is consistent with our long-term strategy.

We’re also excited to have announced a new joint venture in the Midland Basin with Ecopetrol, one of our strongest and longest standing strategic partners. The acquisition of Anadarko increased our development potential in the Delaware Basin by more than 50%, which extends our development horizon in the Delaware by at least another decade as well as providing significant infrastructure synergies. As we develop our Delaware operations to predominantly drive our production growth over the next few years, this joint venture is an excellent opportunity to bring forward the net present value of our Midland assets without sacrificing any of our current production or cash flow. The joint venture will develop 97,000 net acres of Oxy’s Midland Basin properties. Ecopetrol will pay $750 million in cash at closing plus an additional $750 million of carried capital in exchange for a 49% interest in the new venture. Oxy will own a 51% interest and operate the joint venture. During the carry period, Ecopetrol will pay 75% of Oxy’s share of capital expenditures, allowing Oxy to accelerate our development plans in the Midland Basin where we currently have minimal activity. We will also retain production and cash flow from our existing operations in the Midland. This transaction, which is expected to close in the fourth quarter of 2019, is just one example of the innovative ways through which we can maximize the value of our assets while deleveraging.

We are pleased to have delivered another successful quarter, but at the same time, we’re never satisfied, and creating shareholder value continues to be our #1 priority. As you can see on Slide 6, we have an unwavering dedication and long track record of returning cash to our shareholders.

I’ll now hand the call over to Cedric, who will walk you through our financial results and updated guidance.

Cedric W. Burgher Occidental Petroleum Corporation - Senior VP & CFO

Thanks, Vicki. For the second quarter, we reported core earnings of $0.97 per diluted share and earnings of $0.84 per diluted share as all of our business segments continued to perform well. The difference between reported and core income is due to one-time costs incurred with the Anadarko acquisition. Also in the second quarter, we returned approximately $600 million of cash to shareholders through our dividend, and as Vicki mentioned, increased our dividend for the 17th consecutive year to an annual rate of $3.16 per share. Over the past 17 years, our track record clearly demonstrates our commitment and ability to consistently grow our dividend and to ensure returning capital to our shareholders remains a top priority.

Oil and gas core income increased in the second quarter compared to the prior quarter, reflecting higher crude oil prices and volumes, partially offset by lower domestic natural gas prices and a negative noncash mark-to-market adjustment on carbon dioxide purchase contracts. We are very pleased to have lowered our operating cost on a per barrel basis across the board, both year-over-year and compared to last quarter. These cost improvements reflect higher volumes, improved downhole maintenance costs and lower energy and surface operations cost. So a big congrats to our field operations teams to continue to excel and lead the industry with low-cost operations.

Total second quarter reported production of 741,000 BOEs per day exceeded guidance due to continued best-in-class execution and well productivity in Permian Resources, which exceeded guidance at 289,000 BOEs per day. And international production exceeded guidance at 295,000 BOEs per day, driven by increased production in Colombia due to new exploration wells coming online. OxyChem surpassed guidance with income of $208 million for the second quarter. Income decreased from the prior quarter, primarily due to lower realized caustic soda prices, along with fees received under a pipeline easement agreement executed in the first quarter.

Our Midstream business came within guidance with the second quarter income of $331 million. The Midland to MEH differential of approximately $9 also came within guidance for the quarter. Compared to the first quarter, marketing results improved as the second quarter did not have the significant negative mark-to-market adjustment that impacted the first quarter. The increase in Midstream income was partially offset by lower gas processing income due to planned domestic gas plant maintenance.

Slide 9 details our guidance for the third quarter and full year 2019. For the third quarter, we expect the Permian Resources growth to slow compared to the substantial production increase realized in the second quarter. This change is related to execution efficiencies accelerating our time-to-market in the second quarter, along with the timing of several significant section developments in the second half of 2019. As a reminder, we entered 2019 at a higher capital run rate, and we’ll begin to reduce activity during the second half of the year.

Full year international guidance remains unchanged, but we expect lower international production in the third quarter compared to the second quarter due to maintenance in Qatar and Abu Dhabi. On a full year basis, Oxy remains on track to spend within our capital budget of $4.5 billion, while delivering annual production growth of 9% to 11%.

Finally, I’d like to mention our new hedging program that we have executed for 2020. As most of you know, Oxy has not historically hedged production, except when we have completed a major acquisition, such as when we acquired Vintage Petroleum. With the additional leverage from the Anadarko acquisition, these new hedges will strengthen our 2020 cash flow in a low oil price environment, and provide additional assurance that our dividend is safe, while we are deleveraging.

I’ll now turn the call back over to Vicki.

Vicki A. Hollub Occidental Petroleum Corporation - President, CEO & Director

Thank you, Cedric. Now I’d like to share how Oxy is uniquely positioned to extract the most value from this acquisition by applying our core competencies across the combined portfolio to maximize shareholder value. We have proven ability and a decades-long track record of innovatively recovering more hydrocarbons from conventional reservoirs than others could. We are continually improving and maximizing efficiencies and recovering hydrocarbons through waterflooding and enhanced oil recovery. Today, we routinely recover more than 60% of the oil from large Permian conventional reservoirs and sometimes reach almost 70% recovery. Doing this cost-effectively has required the development of extensive automation, advanced methods of artificial lift and materials expertise as well as downhole subsurface expertise. These tools will serve us well in maximizing recovery from other less mature assets. This is a competitive advantage for us in the future.

More recently, we have applied a differentiated approach to utilizing advanced technologies and data analytics to further improve our expertise in shale development. The resulting breakthrough techniques in our shale developments are delivering record-setting high return wells in our core Delaware Basin areas. This success is transferable to the development of shale assets across our Permian acreage and also in other basins. Additionally, we’re applying our technical expertise to developing a business model that will position us as a world leader in the capture and use of anthropogenic CO2 for enhanced oil recovery. We are investing in technologies that will not only lower our cost of CO2 for enhanced oil recovery in our Permian conventional reservoirs, but will also bring forward the application of CO2 enhanced oil recovery to shales across the Permian, DJ and Powder River Basins and in our conventional reservoirs in our international locations. Current industry practices recover only around 10% or less of the oil from unconventional reservoirs. Improving the recovery from shale is a huge opportunity for the future, and we have the expertise to be the leader.

And as you can see on Slide 13, our expected financial metrics following the acquisition show how our value proposition and ability to return excess cash to shareholders has been significantly strengthened. We’ve added low cost future barrels, and our inferred 2021 free cash flow yield based on today’s share price is industry-leading, and we’ll have the ability to expand our cash margin considerably.

Combining Oxy and Anadarko will create a diverse portfolio of high-quality complementary assets, well-suited for our core competencies. As we apply our development approach to the combined portfolio, we expect to be the low-cost producer in all of the areas we operate. For example, along with the expertise I’ve already mentioned, we will apply our proprietary drilling process, Oxy Drilling Dynamics, across Anadarko’s acreage. To date, Oxy Drilling Dynamics has reduced cost by at least 30% in all of the areas that we’ve applied it, and we expect to achieve similar results in Anadarko’s onshore and offshore developments. Most importantly, we believe that along with incredible assets, this acquisition provides us the opportunity to combine great employees, best practices and innovative technologies from each company to ultimately deliver best-in-class returns for our shareholders. We are looking forward to the best practices that the Anadarko employees will bring to our operations, and this is upside we haven’t yet taken into account. As a combined company, I believe we will have the best quality assets of any company in our industry where, in all the areas we operate, we have a competitive advantage due to our scale and/or our unique operating and development expertise. Investment in any of our operating areas will deliver double-digit rates of return, and our portfolio will be lower risk as most of our production and future growth potential will be in the U.S. and our international operations are in areas where we have established operations and long-term value partners.

We are a leading operator in the Delaware Basin and are continuing to widen our lead. The Anadarko acreage is perfectly positioned in the heart of the basin directly between our New Mexico and Texas Barilla Draw areas. This proximity to our existing operations will allow us to apply our proven strategies and technologies directly to the new acreage. Our geomechanical and petrophysical workflows result in customized development plans to maximize the value captured in each section, and we can’t wait to roll out these workflows to unlock additional upside with our new Anadarko teammates. Furthermore, the Anadarko acreage is well positioned to utilize our Aventine Logistics Hub, which will maximize supply chain savings in our development.

Slide 17 reinforces our subsurface expertise and unique development approach that enabled us to deliver 26 of the top 100 wells based on a 6-month cumulative oil production and 20 of the top 100 wells based on 12-month cumulative oil production. I’d like to highlight these results that they’re pulled directly from public sources with no data manipulation. All of Oxy’s wells on the 6-month chart with at least 12 months of data are also on the 12-month chart. There are a number of additional wells on the 6-month chart that we expect to enter the first year cumulative chart once they’ve been online for a full year. These tremendous results were accomplished all while using less proppant than the other operators, resulting in significant capital savings and again, while only drilling 7% of the total Delaware Basin wells.

Turning to Slide 18. I want to emphasize the specific improvements in our Permian Resources business that are adding significant value. In 2019, we continue to enhance our subsurface expertise with the creation of the next-gen frac models to allow for customized well designs that optimize landing and development spacing, while resulting in minimal parent-child impacts. Our teams have a relentless focus on utilizing our industry-leading data to develop a deep understanding of the subsurface, which leads to the highest economic value per acre. Our subsurface modeling is now predictive and through calibration can be applied to other basins to unlock additional value and performance improvements. Highlighting this continued progress, our Permian Resources 90-day cumulative oil production has improved 22% year-to-date from 2018 and 220% from 2015.

The record-setting well that I mentioned earlier is noted on Slide 19, and had a peak 24-hour rate of 9,495 BOE per day. Following these tremendous improvements in capability, we expect that our combined Permian business will be cash flow positive in 2020 at a WTI price of $45.

As I mentioned earlier, our low-carbon business strategy will play a key part in reducing our enhanced oil recovery cost in our conventional reservoirs, which will increase our inventory of conventional CO2 EOR projects. In addition, it will help to make CO2 projects in our unconventional resources possible and profitable. Our conventional and unconventional CO2 projects will lower our carbon footprint, and will enable us to help other companies lower theirs as well. It’s important to note, too, that our low carbon business is also aggressively working with all of our operations to reduce all greenhouse gases, not just CO2.

On Slide 21, you’ll find our near-term cash flow priorities for our combined company. The 2 highest priorities will remain unchanged, and those are first, to maintain our low-cost production base; and second, to sustainably grow our dividend per share. We kept these 2 highest priorities for more than 17 years, and currently, our next priority is to deleverage. While we expect to achieve this through asset sales, we want to assure you that we will shift cash from our capital program to debt reduction if we are not meeting our internal divestiture targets. However, with that said, we do expect to -- our asset sales will meet our targets, which will enable us to grow our production by 5%. We won’t resume share repurchases until our deleveraging goal is complete.

As Cedric highlighted, we can and will protect our dividend in the event of any potential commodity price pressures, including during the transition phase of our integration. In 2020, if we are in a low-$40 WTI price environment, we will be able to cover our dividend with hedges in place and keep production flat with capital spending of $4.8 billion, while remaining cash-flow neutral. In 2021, our breakeven position gets back down to $40 WTI with an unhedged position. And as we continue to grow cash, it will drop below $40 WTI.

We are confident in our plan, because we have the track record to back it up. We completed a similar program in the second quarter of 2018, and finished 6 minutes -- 6 months earlier than originally planned. As you may have heard us say before in the downturn, when others chose to cut or eliminate their dividends or pay a scrip, we executed a breakeven plan to continue to grow and strengthen our dividend. We did not reduce our dividend then, and our robust cash flow generation will protect and grow our dividend now and going forward.

And if prices go up, our combined company will have significant cash flow generating potential. For every $1 movement in oil prices, we will generate $255 million incremental and additional annual cash flow. In 2021, with our CapEx estimate of $6.6 billion and annual production growth of 5%, we will generate significant excess cash flows.

Anadarko shareholder vote is scheduled for August 8, and we anticipate closing the transaction as soon as possible thereafter. Following the transition -- transaction close, we will ensure that our employees continue to operate our assets with an unyielding focus on safety and operational excellence. We will begin executing our 100-day plan to bring our 2 companies together to create one culture that emphasizes collaboration and delivering results. We have set targets to reduce capital spending by $1.5 billion, captured $2 billion in annual cost reductions and delivered $10 billion to $15 billion in asset sales to reduce debt. We’ve already begun delivering on these targets, and we’ll provide updates during the remainder of the year.

By 2021, we will fully achieve our annual synergy targets, but the gains this transaction will bring to our shareholders will not stop in 2021. While these -- there are those that focus on the short term, our commitment to you, our shareholders, is long-term value creation, and it drives everything we do. As we measure our success over the long term, we will have created a company with ample opportunities to efficiently allocate capital from a position of strength across a portfolio with sector-leading returns. We will have reduced our debt level, strengthen our balance sheet and we’ll be positioned to return even more cash to shareholders.

In summary, our combined company will have incredible people with the technical expertise to operate and develop a unique set of high-quality, short- to medium-cycle assets that are perfectly positioned to ensure we can be the low-cost operator. The cash flow that our teams will generate from these assets will enable us to strengthen our value proposition to generate significant returns on our capital investment, along with return of capital to our shareholders. We will initially accomplish that with continued dividend growth and with a more consistent share buyback program after delevering.

This, combined with our differentiated low carbon strategy, will ensure our success and sustainability long into the future.

In closing, I believe we have a bright future ahead of us at Occidental, and there’s much to look forward to as we integrate our combined companies and continue to focus on delivering enhanced value for our shareholders.

We’ll now open it up for your questions related to our second quarter results and our acquisition of Anadarko.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question will come from Doug Leggate of Bank of America.

Douglas George Blyth Leggate BofA Merrill Lynch, Research Division - MD and Head of US Oil and Gas Equity Research

Vicki, on Page 23 of your slide deck, I don’t know if we should take the $6.6 billion as a capital guide. But it looks like that at least gives us an idea of how to frame our thoughts going forward. So that -- if the combined company is doing closer to $9 billion, even adjusting for the African assets, that still suggests that the combined capital is already falling on your plan by substantially more than the $1.5 billion suggested. So I was just wondering if you could speak to that. And related, maybe speak to how the capital allocation, what you’re thinking about as a preliminary thought, particularly in the Permian Basin? And I’ve got a follow-up, please.

Vicki A. Hollub Occidental Petroleum Corporation - President, CEO & Director

Yes, the combined capital was $9 billion, and we had committed to reduce activity levels to what would be the equivalent of $1.5 billion. But when you consider the synergies that we’ll achieve, that gets to $7.5 billion down closer to $6.6 billion, as we achieve our $900 million of capital synergies.

Douglas George Blyth Leggate BofA Merrill Lynch, Research Division - MD and Head of US Oil and Gas Equity Research

So in terms of how that gets allocated in the Permian. Let me explain what’s behind my question. To drop activity, the working interest that Anadarko had was only 40% on the acreage. So clearly dropping a rig there has a much lower impact on capital than dropping a rig on Oxy, but then Oxy has much better wells. So I’m trying to think about how do we think about relative activity within that capital budget in the Permian Basin?

Vicki A. Hollub Occidental Petroleum Corporation - President, CEO & Director

Well, we view it from an investment level, not a rig count, per se. So if you’re developing on wells that have a lower working interest for you, then that’s just more wells you’re going to drill, potentially more wells you’ll run. But you’ll get the same synergies. So we look at it from an investment standpoint, not from a rig-level standpoint.

Douglas George Blyth Leggate BofA Merrill Lynch, Research Division - MD and Head of US Oil and Gas Equity Research

I understand. Presumably, you’ll give us greater detail in that as we go forward. My follow-up is, obviously this deal with Ecopetrol looks extremely capital-efficient. Line of sight on asset monetizations, I wonder if you could share any additional thoughts and specifically obviously, everyone, myself included, is still quite focused on how you deal with the midstream with WES, not at least because it’s given you a better-than-$600 million income right now from the unit distribution. So any updated thoughts on those? And I’ll let someone else jump on.

Vicki A. Hollub Occidental Petroleum Corporation - President, CEO & Director

Thanks, Doug. I’d say that from an overall perspective, the good, the other good, really good thing about this portfolio is that we do have a lot more levers to pull with the combination of Oxy and Anadarko in terms of monetizations. So there are some things that we can do. The joint venture with Ecopetrol was one example of how we can do something creative without negligibly impacting ourselves. So we’ll look at those kind of opportunities. And with respect to WES, we’ll have to -- as after close, when we can take a deeper dive into what’s happening there, we can make some analysis of that. But I’ll say that the good thing about it, the reason we’re so confident about our asset divestitures is that we have a lot of incoming calls about various things, and so we’re able to -- we’ll be able to high-grade what we want to do over time. The difficulty we have right now is that we can’t signal really what we want to do because that would compromise our ability to negotiate.

Douglas George Blyth Leggate BofA Merrill Lynch, Research Division - MD and Head of US Oil and Gas Equity Research

Can you confirm the press speculation about whether or not you had hired an adviser on WES?

Vicki A. Hollub Occidental Petroleum Corporation - President, CEO & Director

I’ve -- we always use advisers, and so we have some advisers that are helping us with various things. So I think it’s -- I think that, as we look at lots of aspects of our business, we’ll be bringing in advisers to get their feedback. That should not signal anything in particular that we’re thinking right now because we have no decision made on that.

Operator

Our next question will come from Devin McDermott of Morgan Stanley.

Devin J. McDermott Morgan Stanley, Research Division - VP, Commodity Strategist for Power Markets, and Equity Analyst of Power and Utilities Research Team

I wanted to start by actually following up on one of Doug’s questions, just on synergies and also some of the activity in capital reductions. With the deal closing now potentially next week, it’s earlier than the initial targets. I was wondering if you could address how, if at all, that impacts the timing of synergy realization versus the initial plan. And also, on the $1.5 billion of reduction in growth spending, how quickly, post-close, can that occur? Is that something that happens fairly immediately? Or will it be staggered over time? And where will those reductions occur, if you can provide some guidance on that?

Vicki A. Hollub Occidental Petroleum Corporation - President, CEO & Director

So we’re going to meet our capital plan for this year. So we’ll meet the $4.5 billion for ourselves this year. We’ll have to, after close, look at what’s happening with Anadarko to determine what we do with the rest of their spending for the year. But the real -- the full $1.5 billion capital reduction in activity level will come in 2020. And I would say that, that -- getting that really depends on what we see after close. And certainly, the acceleration of the closing date is going to help us get a jump-start on our synergies. We had committed to $1 billion in synergies in 2020, so being able to get started here before the end of August, when initially, we thought it could be much later than that, that’s going to be very helpful for us.

Devin J. McDermott Morgan Stanley, Research Division - VP, Commodity Strategist for Power Markets, and Equity Analyst of Power and Utilities Research Team

Got it, great. And then my second question’s actually on the OpEx side, just for Oxy stand-alone. You had some nice reductions quarter-over-quarter there, and looks like some of the drivers are a mix between lower down hole maintenance and lower energy costs. Just wondering if you could comment a bit on, one, a little bit more detail on what’s driving those cost reductions, opportunities for further cost reductions over time? And how initiatives like utilizing solar power in the EOR business might drive cost down going forward as well?

Vicki A. Hollub Occidental Petroleum Corporation - President, CEO & Director

Yes. So our resources business has been continuing to drive down OpEx as they get better with the artificial lift. The artificial lift in these shale wells was really challenging early on, because it’s too deep to make beam pumping optimized. So too deep for that, too shallow and the fluid production a little bit too challenging for ESPs. So our team has worked really, really hard to find the right kind of artificial lift to use and how to optimize it. And as they do that, they’re beginning to get much better at selecting the right kind of lift and lowering the cost on that. And of course, energy helps. And with respect to the EOR business in the U.S., it’s -- our biggest cost, or one of our -- our two biggest costs in the EOR business is the purchase of CO2 and energy in general. So with respect to CO2, our low carbon business strategy’s certainly going to help there because we’re going to be able to ultimately install NET Power in the Permian Basin, which will further reduce our electrical cost, while also supplying a pure stream of CO2 for use in our operations. So once we get that, start installing that in the Permian that will help a lot. But in the interim, we’ve put in some solar already and plan to install a little bit more over the next year or so. And the solar is really good to reduce OpEx in our EOR operations and it reduces it at the most expensive part of the cycle. So that’s very helpful. So it’s going to take a combination of things over time to continue to reduce it, but we do have a strategy to do it. And I believe that, that’s going to be one of the key drivers to helping us start to take off with the growth in the EOR business in about three or four years.

Operator

The next question will come from Roger Read of Wells Fargo.

Roger David Read Wells Fargo Securities, LLC, Research Division - MD & Senior Equity Research Analyst

Coming back to some of your comments, Vicki, about the ability to evaluate the acreage, decide where you want to move forward. Just curious how long it takes to do that? And as a second part -- or the second question really, if we look at what’s happening with some of the other players in the Permian today, if you could give us a little bit of an idea tying that evaluation into the performance you’ve had and how you’ve been able to avoid some of these problems we’re seeing the -- too much well density or the parent-child issues, all that? Just may be one big wrapper there around that whole package?

Vicki A. Hollub Occidental Petroleum Corporation - President, CEO & Director

Okay. Certainly appreciate the question. But let me address the OpEx, one more point on that. I forgot to give kudos to Anadarko because they’re -- they’ve really managed their OpEx well. They have a low OpEx and they are apparently doing a really good job to manage that. So the combination, bringing that expertise into us for the types of wells that they’re operating will be helpful, too. But to your question, it’s going to take us a little bit of time because what we have to do is -- the way we do our business with respect to our subsurface characterization is we drill appraisal wells. And that helps get us some data. So we get some petrophysical and geophysical data from the logs that we run when we drill the well. We take that data, and we combine it with our 3D data, 3D seismic data. Combining those two, then we can perform data analytics on it. And with the data analytics, now we can take that even a step further with a paradigm shift we had a couple of years ago on how to look at the subsurface differently with respect to how the frac is going to perform in the zone as you’re trying to pump it. So not to say too much about that, but that’s -- but we went through that process to get us to where our productivity was a couple of years ago or about 1.5 years ago. Now what we’ve done, is we’ve been able to incorporate 4D frac designs, which is helping us to more accurately understand what’s happening with the frac. And then, not only what’s happening with the frac, but what’s happening with the drainage area. And that’s all really key to spacing and how you design your wells, where you land your wells and all of that. So our subsurface models are much more sophisticated today than they were about three or four, five years ago. And it’s this -- the kudos on that goes to our subsurface teams that have worked it really hard, but also our business units who watch these wells every day, figure out what’s happening with them, and collaborate with our subsurface team to really get down to trying to figure out what’s happening in the subsurface. We’ve seen some operators that just do this on a statistical basis deal. But you really can’t do that and optimize what you get from these wells and the value of these wells. This takes a lot of science, and it takes science that -- it goes beyond what we’ve ever had to do with conventional reservoirs. So the companies that only drill conventional reservoirs around the world, they haven’t dealt with what we’re having to deal with here from a complexity standpoint. We’ve conquered that, but it’s taken a lot of data to do it. It’s taken some patience and time and has taken -- getting it to the point where you know it’s working, because now we can -- and we’re predictive with it. We can blind wells so that we’ve drilled in the past and run the model and the model would tell us, will match what we’ve -- what we’re seeing from the well that we’re producing. That’s why we’re very confident that this model, what we’re using now will not only work in other areas outside the Delaware Basin, but in other basins. That’s why we’re very comfortable that in the DJ and in the Powder, we’re going to see increased productivity there based on the model that we’re using. And we think it takes a lot of science and it takes the patience. So that’s why we’ve said that some of our synergies we can’t get in 2020. Some of our synergies are going to come in 2021, because we’re not going to spend dollars to do trial and error. We’re really going to need to have our model. Then that’s going to take drilling some appraisal wells and making sure that we have the 3D to match it and data analytics around it. But that’s why it’s going to take a little time to get all the synergies, but we’re very confident that we’ll get those synergies. Jeff, did you have anything to add to that?

Jeff Alvarez Occidental Petroleum Corporation - VP of IR

Hey Roger, the only thing I’d add, Vicki did a great job covering that, but I think, and you know this, that is our secret sauce. So I mean, we’ve been, like Vicki said, advancing that for years now. And not only is there a secret sauce, it’s a secret sauce worth having because of the value that it creates. And I mean, a couple of things that she hit on I think are really important to stress, not just the integration of the workflows, but geomodeling, geomechanics, petrophysics, stimulation, reservoir stimulation, but it’s really the combination of the people, tools and data. Because the thing we get asked all the time by other people is, how easy is this replicated? And I think the important thing is if you remove one of those things, the people, the tools or the data, the other two don’t work as optimal as they will if you have them all together. So that’s why we show on Slide 18, 19 in the performance results, it’s not just one thing that goes there. You need all of those ingredients to really extract the value. That’s what makes us so excited when we look at other reservoirs and being able to apply it, because we think it definitely works, not just in the Wolfcamp or the Bone Springs, but in all unconventional reservoirs.

Operator

Our next question will come from Will Atkinson of UBS.

William James Atcheson UBS Investment Bank, Research Division - Director and Oil & Gas Exploration & Production Analyst

I was wondering if we could touch on the rationale for a joint venture or rather -- rather than a complete divestiture, especially given the depth of your inventory across the Delaware.

Vicki A. Hollub Occidental Petroleum Corporation - President, CEO & Director

Yes. The reason for a joint venture is we like the acreage in the Midland Basin. It’s quality acreage, quality assets, and we think over time, again, the -- we haven’t built this into our near-term model, and we didn’t include it in how we evaluated this acquisition. But the upside over time is to use our enhanced oil recovery to get more of the reserves and resources out of the wells. So we are preserving our opportunity to get significant upside in the Midland Basin through the application of CO2 enhanced oil recovery, ultimately. And we think the more that we have of this, the more upside that we have over time. And that we believe will give us an edge into the future on being able to get more out of existing wells rather than having to go drill new wells.

Operator

Our next question will come from Pavel Molchanov of Raymond James.

Pavel S. Molchanov Raymond James & Associates, Inc., Research Division - Energy Analyst

As you think about deleveraging, obviously, the Ecopetrol deal marks the first step. Are you seeing other instances of this kind of rather unusual model, where a player that may not be in a particular geography that you’re operating in is going to rely on you for skill set development and sort of that kind of active partnership, beyond simply selling acreage?

Vicki A. Hollub Occidental Petroleum Corporation - President, CEO & Director

You’re giving me an exciting opportunity to talk about our low carbon business strategy. And that -- we are getting calls from all over the world with people wanting our help to help them also figure out how to capture CO2 from industrial sources and then what to do with it in oil reservoirs. We have the processing capability, we have the ability to design it and we’re the largest handler of CO2 for enhanced oil recovery in the world. So what’s happening with these calls that we’re getting for technical assistance is that, in some cases, there’s been offers of allowing us to come in as a participant in the project. So these are not only opportunities to earn some revenue for our low carbon ventures business through technical -- providing technical services and evaluations, but also to look at projects around the world for possible participation. So that’s one way. That’s one unique and different thing that we’re seeing happening to our group now, and that’s really exciting, because as we go forward, there’s going to be more pressure on companies to do something about their climate change story. And so that’s making a lot of people get much more interested in what we’re doing than just a few years ago. So that’s one example. They’re -- we’re always trying to look for ways to monetize things but without losing the potential eventual upside. So we are getting creative and continuing to look at ways to do that.

Pavel S. Molchanov Raymond James & Associates, Inc., Research Division - Energy Analyst

Okay. Since you mentioned ESG, let me follow-up on that. I could not help noticing that your U.S. realized gas price in the quarter was $0.23. Obviously, some kind of onetime shifts in there. But the -- is there a point where you would have to resort to flaring in the Permian because the economics of selling the gas are just so lopsided?

Vicki A. Hollub Occidental Petroleum Corporation - President, CEO & Director

We would not do flaring as a normal routine practice. We don’t agree with that and we wouldn’t do it. So we will always try to find a way to utilize the gas. And the NET Power concept that I just mentioned earlier, I should probably explain that a little bit better. Our team last year, the -- or maybe it was the end of the year before, invested in a new way to generate electricity, and it’s called NET Power. What it does is it takes natural gas, combines it with oxygen, burns it together, and that’s what creates electricity. And it creates that electricity at a lower cost, especially if you’re using gas that costs like $0.10 or $0.15 or $0.20, which gives us this great opportunity, because we’re piloting that now. We have a pilot project. We’re a part-owner. We’ve invested in it. And we are a strategic partner to 8 Rivers, the group that developed the concept and put the pilot in place to start it. It’s in -- the pilot is just south of Houston here. So that’s one of our solutions, is to put that in the Permian. It’ll utilize our gas that, if we sold it, wouldn’t make nearly as much. So it will -- not only will it give us a way to utilize that lower cost gas, it also, as I said earlier, provides that pure stream of CO2 off of it for use in our enhanced oil recovery. So it’s a dual benefit of having a way to better utilize our lower price gas, and also create the opportunity to use CO2 to increase our oil production. It’s a really unique way of dealing with the scenario that we have in the Permian, that we expect to be able to have that installed over the next two or three years. It’s a little bit out, but in the near term, we don’t see that we’re going to have to flare. We have the capability to get it out. It’s just that it’s certainly there are other ways to better utilize our gas and to get more value for it than selling it for $0.23.

Jeff Alvarez Occidental Petroleum Corporation - VP of IR

Hey Pavel, one other thing I’d add to Vicki’s comments. EOR, I mean, so injectant, we’ve been advancing EOR not just with CO2 but also hydrocarbon gas, and the cheaper the hydrocarbon gas, the better the economics get for EOR, because you’re basically replacing oil for gas. So that’s another thing we continue to advance so that you don’t flare, but you can extract value from it.

Operator

Our next question will come from Phil Gresh of JPMorgan.

Philip Mulkey Gresh JP Morgan Chase & Co, Research Division - Senior Equity Research Analyst

First, Vicki, you made a comment in your prepared remarks, you expect the combined Permian business to be free cash flow positive at $45 WTI in 2020. So I was just wondering for a little more detail on that. First part, would be is that, including EOR? Or is it just more the stand-alone resources business? And then what level of rig count and CapEx and just underlying details to help us think about that in the context of this overall CapEx reduction plan that you have through 2021?

Vicki A. Hollub Occidental Petroleum Corporation - President, CEO & Director

So in 2021, it would be the resources business, and it’s at the capital level that we’ve projected for 2020. So that would be the capital for us, and 2020 would be at the $6.6 billion. Have we given any additional there? Okay. The run rate of the $6.6 billion, the actual $6.6 billion is in 2021.

Philip Mulkey Gresh JP Morgan Chase & Co, Research Division - Senior Equity Research Analyst

Right. So you’re going from $9 billion to $6.6 billion, and I think you said, in 2020, you expect Permian Resources to be free cash flow positive at $45, correct?

Vicki A. Hollub Occidental Petroleum Corporation - President, CEO & Director

That’s correct.

Philip Mulkey Gresh JP Morgan Chase & Co, Research Division - Senior Equity Research Analyst

Okay. And so that would be an equivalent level of resources CapEx baked into the $6.6 billion to get to that?

Vicki A. Hollub Occidental Petroleum Corporation - President, CEO & Director

Right. Let’s say, the $7.5 billion, make sure you use the run rate of $7.5 billion before the synergies of $900 million, which will be fully achieved in 2021.

Philip Mulkey Gresh JP Morgan Chase & Co, Research Division - Senior Equity Research Analyst

Okay. Okay. Got it. Second question, I guess, on the balance sheet, Cedric, any latest thoughts here? I think your target all along has been to get to sub-2x. You’ve given numbers with and without WES. Obviously, you announced the JV today. But any new thoughts there about how quickly you can get to that leverage level? And what other levers you might be willing to pull to get there?

Cedric W. Burgher Occidental Petroleum Corporation - Senior VP & CFO

Thanks, Phil. The asset sales, obviously, are the primary lever there. We’ve given you kind of a time line of 12 to 24 months, we think we’ll be on the early side of that. So -- and then also, as Vicki mentioned earlier, we have -- expect to have excess free cash flow. And if need be, if we for whatever reason hit a snag, would direct more of that then planned to delever. Delever is at the very top of our list of priorities. We don’t expect the need to do that. We think that the asset sales will get us there and get us there fairly quickly. These things don’t happen overnight, but we think we can easily get there in the time line we’ve allotted. The second thing I would say is that our target -- we said that 1.5x debt-to-EBITDA in a $60 oil WTI by the end of 2021 is kind of our target and base plan. And we’re not going to stop there. That is -- we know for our weight class, we have too much debt. It’s our highest priority, knock it down. We have the means to do it. We have a lot of levers we can pull, and so we’re going to aggressively do that. And we’re not stopping it the end of 2021, but we expect to go through that and get down to much, even lower leverage levels beyond that time. So we expect to basically be back to where we are or better from a credit metric standpoint prior to the acquisition.

Operator

The next question will come from Brian Singer of Goldman Sachs.

Brian Arthur Singer Goldman Sachs Group Inc., Research Division - MD & Senior Equity Research Analyst

I had a follow-up. Actually, just a series of questions with regards to Slide 18, given the strong productivity gains shown there in every year, but particularly 2019. The first is, if we looked at this on an oil-only basis would the gap between 2018 and 2019 look the same. Second, what do you see as the longevity to continue to drive productivity gains on Oxy’s base assets? And third is, what is your base case, I realize there’s an appraisal process that you need to go through, but what is your base case for how Anadarko’s well performance and well cost will ultimately compare relative to Oxy’s?

Vicki A. Hollub Occidental Petroleum Corporation - President, CEO & Director

I’ll take the second one, and then I’m going to toss the first two to Jeff. We really haven’t gotten into their specific data well enough to know. We see the results of the wells, but what we want to do is dive a little deeper, see what data they have, and do our full analysis on it before we can answer a question like that. But we’ll be doing that as quickly as we can. And fortunately, getting them to start doing that on a deeper level here in about a week, so I’ll pass it to Jeff.

Jeff Alvarez Occidental Petroleum Corporation - VP of IR

Hey Brian, I think I caught your first question was, what would it look like on an oil basis? It would look roughly the same, and the reason I would say that is, if you look at our oil cuts per Permian Resources over the last 2.5 years, we’ve ranged from about 59 to 62. This year, we’ve been right around 60. Last year, we’re 61 to 62. The year before, we’re just a hair below 60. So that’s the kind of variability you get on total resources of oil cut. So it wouldn’t materially impact of that curve when you look at it. Now obviously, this year’s been one percentage point or so less, and that’s just a function of where we’re drilling different reservoirs that have different gas oil ratios with them. It’s not anything that’s problematic or something we didn’t expect, it’s just where we’re developing. And then what was your other question, Brian, I’m sorry?

Brian Arthur Singer Goldman Sachs Group Inc., Research Division - MD & Senior Equity Research Analyst

The second one was the longevity to continue to drive productivity gains, just on the Oxy assets? In other words, how many more years in the tank do you think you have based on the processes used and that you’ve -- in technologies that you’ve talked about?

Jeff Alvarez Occidental Petroleum Corporation - VP of IR

Yes. Again, I mean, this one is so hard. It is always difficult to know. We can see that the teams are advancing. I mean, every time we talk to the teams working on advancing our performance, I just get blown away at the things they’re thinking about and working on. Like we talked about the 4D models that Vicki talked about. When you look at that, our ability now to understand how frac geometry changes, not only in a single well over time, but how it changes in a multi-well section development over time. Two years ago, I never thought we would able to understand how frac geometry changes over time or how wells would interrelate with each other given the time component. Now that we can understand that, we’re able to figure out better landings, better placements, better frac designs that continue to propel the advancements. So I would answer it as, I don’t know how we will improve next year, but I guarantee you that the teams are going to figure out how to continue to make well performance better. And they’ve done it every year since 2015, when we really started aggressive development, so it’s hard to believe that’s going to stop anytime soon. I think it will just come from different areas.

Different things will drive it, just like different things drove it from ‘15 to ‘16 and ‘17 to ‘18 and so on, but I do continue to think we’re going to get better. And if you put this over and you focused on value instead of rate, I think that has even more running room then just rate and volume performance, but on the value side.

Brian Arthur Singer Goldman Sachs Group Inc., Research Division - MD & Senior Equity Research Analyst

Great. And then lastly, outside of the Permian, can you talk about any key learnings in the Anadarko Gulf of Mexico or DJ Basin assets, and any impacts that those have on your commitments to maintaining and retaining those assets in the going forward, combined company? And on the capital and growth outlook there?

Vicki A. Hollub Occidental Petroleum Corporation - President, CEO & Director

Okay. Ken is very involved in that. We’ll let Ken answer that one.

Kenneth Dillon Occidental Petroleum Corporation - SVP& President of International Oil and Gas Operations

Yes, thanks. We’re looking forward to operating again in the Gulf of Mexico. I think one thing I have to say we’re operating as two separate companies at this time, but I think we’re really pleased that our former asset Horn Mountain returning to Oxy again, we were involved with it since the Vastar days, even before BP were involved in it. We always believed that at long-term potential, so I think we’re looking forward to picking that up. I think our goal with Gulf of Mexico so far is to deliver long-term stable cash flow to step out wells close to the existing facilities, so very similar to Anadarko’s approach, and with Horn Mountain back, I think we can see that potential running for some time.

Operator

Our next question will come from Leo Mariani of KeyBanc.

Leo Paul Mariani KeyBanc Capital Markets Inc., Research Division - Analyst

I just wanted to follow-up a little bit on the asset sale topic here. Just wanted to get a sense, has kind of Oxy at this point, really identified what they want to sell? I know obviously it’ll be price-dependent on ultimately what you sell, but do you feel like you kind of have your punch list sort of down -- and have you guys integrated the rating agencies as well in kind of some of these discussions as you look to hit your leverage targets over time?

Vicki A. Hollub Occidental Petroleum Corporation - President, CEO & Director

I would say that we certainly, we have a punch list of things that we’d like to do. And that’s why we want to keep that quiet for negotiating power, but we do have a punch list. And every now and then though, something comes up that’s unexpected and out of the ordinary, and we look at those, too. So that’s why we’re really encouraged that we’ll be able to achieve our targets. And Cedric will address the credit agencies.

Cedric W. Burgher Occidental Petroleum Corporation - Senior VP & CFO

Yes, we’ve had -- and for years, but even -- especially this year, we had extensive ongoing dialogue with our -- the rating agencies. We have a confidential arrangement with them, so we’re able to share a little more information. All I would really say though is that -- so they’re very well-informed on our plans, and you can see some of the actions they’re taking today, in fact, as some of that information or news comes out. But what I would say is that we’ve got a longer list than we have needs. And so we think we can easily achieve our plans, and I think the agencies understand that.

Leo Paul Mariani KeyBanc Capital Markets Inc., Research Division - Analyst

Okay. And I guess, just a, if we follow-up to that, is there any update at all on the timing of the Africa sale? And then additionally, Cedric, obviously, you got off this significant hedge. Are you guys considering other hedges for 2020, given that a portion of your production where you we still have significant remaining oil production unhedged?

Vicki A. Hollub Occidental Petroleum Corporation - President, CEO & Director

I’ll take the Africa question. We really -- until after close, would, we really can’t make any comments on timing or anything like that. We prefer to get a little bit further down the road, and we’ll update you when we can.

Cedric W. Burgher Occidental Petroleum Corporation - Senior VP & CFO

Yes. So on the hedging we’re very pleased with what we were able to pull off in actually a very short period of time. I was skeptical we’d be able to achieve what we’ve done. But as Vicki mentioned earlier in her prepared remarks, we’ve hedged just under 40% of our combined company oil volumes if you take Anadarko’s second quarter and our second quarter for oil volumes, just under 30% -- 40% there. And then if you exclude PSC volumes for us„ you get, approaching almost 50% of our volume’s hedged, if you looked on, just a second quarter basis. So very pleased with the position. Not going to be speculative about future hedging. Doesn’t help us to do that other than say, we’ll be opportunistic. I would expect this to be primarily focused on when we’re in a more leveraged situation. This is giving us a great deal of additional support in a low price environment potentially in 2020. But beyond kind of the deleveraging that we’ve talked about, I’d expect us to kind of go back to the way we’ve been, which is very little to no hedging. But we’ll be opportunistic, and we could see ourselves putting on more hedges or possibly not doing that as well.

Operator

In the interest of time, this concludes our question-and-answer session. I would like to turn the conference back over to Vicki Hollub for any closing remarks.

Vicki A. Hollub Occidental Petroleum Corporation - President, CEO & Director

I’d like to say thanks to the Oxy employees for operating safely and delivering great results, and to say we’re excited to bring on the Anadarko employees. Looking forward to that, and it can’t happen soon enough. Thank you all for your questions, and for joining our call. Have a good day.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect your lines.

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